Exhibit 21

List of Subsidiaries

Subsidiaries of International Bancshares Corporation

Name	State of Incorporation or Organization	Business	% of Ownership
IBC Trading Company	Texas	Export Trading	100%
IBC Capital Corporation	Delaware	Investments	100%
IBC Charitable and Community Development Corporation	Texas	Community Development	100%
Premier Tierra Holdings, Inc.	Texas	Liquidating Subsidiary	100%
International Bank of Commerce	Texas	State Bank	100%
Commerce Bank	Texas	State Bank	100%
International Bank of Commerce, Zapata	Texas	State Bank	100%
International Bank of Commerce, Brownsville	Texas	State Bank	100%
International Bank of Commerce, Oklahoma	Oklahoma	State Bank	100%
Diamond Beach Holdings, LLC	Texas	Merchant Banking	100%
Gulfstar Merchant Banking I, Ltd.	Texas	Merchant Banking	70%
Gulfstar Merchant Banking II, Ltd.	Texas	Merchant Banking	70%
Gulfstar Merchant Banking III, Ltd.	Texas	Merchant Banking	50%
Gulfstar Merchant Banking IV, Ltd.	Texas	Merchant Banking	50%